Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-115156 of Transportation Technologies Industries, Inc. of our report dated April 19, 2004, July 6, 2004 as to Note 24 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002), appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Historical and Pro Forma as Adjusted consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data” and “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

July 22, 2004